EX-28.h.4.l

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, made this 28th day of September, 2021, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of the Emerging Markets ex China Core Equity Portfolio (the “Portfolio”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).

WHEREAS, Dimensional has entered into an Investment Management Agreement with the Fund, on behalf of the Portfolio, pursuant to which Dimensional provides investment management services for the Portfolio, and for which Dimensional is compensated based on the average net assets of the Portfolio; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to limit the expenses of the Portfolio;

NOW, THEREFORE, the parties hereto agree as follows:

1.

Fee Waiver and Expense Assumption by Dimensional. Dimensional agrees to waive all or a portion of its management fee and to assume the ordinary operating expenses of the Institutional Class of the Portfolio (including the expenses that the Portfolio bears as a shareholder of other funds managed by Dimensional, excluding money market funds, but excluding the expenses that the Portfolio incurs indirectly through its investment in unaffiliated investment companies) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of the Institutional Class of the Portfolio to 0.43 of 1% of the average net assets of the Institutional Class of the Portfolio on an annualized basis (the “Expense Limitation Amount”).

2.

Duty to Reimburse Dimensional. If, at any time, the Portfolio Expenses of a class of the Portfolio are less than the Expense Limitation Amount for such class of shares of the Portfolio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized Portfolio Expenses for such class of shares of the Portfolio to exceed the Expense Limitation Amount. There shall be no obligation of the Fund, on behalf of the Portfolio, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

4.

Duration and Termination. This Agreement shall begin on September 28, 2021, and shall continue in effect until February 28, 2023, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for the Portfolio, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between Dimensional and the Fund, on behalf of the Portfolio.

EX-28.h.4.l

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP
By: DIMENSIONAL HOLDINGS INC., General Partner
By: /s/ Ryan P. Buechner	By: /s/ Carolyn L. O
Name: Ryan P. Buchner	Name: Carolyn L. O
Title: Vice President	Title: Vice President

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